UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Avid Technology, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05367P100

(CUSIP Number)

LAUREN TAYLOR WOLFE

CHRISTIAN ASMAR

IMPACTIVE CAPITAL LP

152 West 57th Street, 17th Floor

New York, New York 10019

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,168,370
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,168,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,168,370 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%
14	TYPE OF REPORTING PERSON

OO

* Excludes 6,203 Shares underlying certain RSUs, which do not vest in 60 days or less unless the Merger Agreement closes as further described in Item 6.

2

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,168,370
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,168,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,168,370 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%
14	TYPE OF REPORTING PERSON

PN, IA

* Excludes 6,203 Shares underlying certain RSUs, which do not vest in 60 days or less unless the Merger Agreement closes as further described in Item 6.

3

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,168,370
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,168,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,168,370 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%
14	TYPE OF REPORTING PERSON

OO

* Excludes 6,203 Shares underlying certain RSUs, which do not vest in 60 days or less unless the Merger Agreement closes as further described in Item 6.

4

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Lauren Taylor Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,168,370
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,168,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,168,370 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%
14	TYPE OF REPORTING PERSON

IN

* Excludes 6,203 Shares underlying certain RSUs, which do not vest in 60 days or less unless the Merger Agreement closes as further described in Item 6.

5

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Christian Asmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,168,370
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,168,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,168,370 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%
14	TYPE OF REPORTING PERSON

IN

* Excludes 6,203 Shares underlying certain RSUs, which do not vest in 60 days or less unless the Merger Agreement closes as further described in Item 6.

6

CUSIP No. 05367P100

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The 7,131,793 Shares beneficially owned by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 7,131,793 Shares beneficially owned by the Reporting Persons is approximately $125,440,052, including brokerage commissions.

The 36,577 Shares beneficially owned by the Reporting Persons were awarded to Mr. Asmar in his capacity as a director of the Issuer. Because Mr. Asmar serves on the board of directors (the “Board”) as a representative of Impactive Capital and its affiliates, Impactive Capital is entitled to receive the direct economic interest in securities granted to Mr. Asmar by the Issuer in respect of Mr. Asmar’s Board position. Mr. Asmar disclaims beneficial ownership of the Issuer’s securities to which this report relates and at no time has Mr. Asmar had any economic interest in such securities except any indirect economic interest through Impactive Capital and its affiliates.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 9, 2023, concurrent with the execution of an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Artisan Bidco, Inc. (“Parent”) and its wholly owned subsidiary Artisan Merger Sub, Inc., the Reporting Persons entered into a Voting Agreement with the Issuer and Parent (the “Voting Agreement”) pursuant to which the Reporting Persons agreed to, among other things, vote its Shares (a) in favor of (i) the adoption of the Merger Agreement (the “Merger”); and (ii) any action in furtherance of the adoption of the Merger Agreement; (b) against any action or agreement that would reasonably be expected to result in a material breach of any representation, warranty, covenant or obligation of the Issuer in the Merger Agreement; and (c) against any proposal involving the Issuer or any subsidiary that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement.

The Voting Agreement contains customary representations, warranties and covenants on the part of the Reporting Persons, including customary transfer restrictions on the Shares until the termination of the Voting Agreement. The Voting Agreement terminates upon the occurrence of any of the following: (a) the termination of the Merger Agreement in accordance with its terms, (b) the effective time of the Merger, (c) any amendment, modification or supplement to the Merger Agreement that (I) decreases the Merger Consideration (as defined in the Merger Agreement), (II) changes the form of the Merger Consideration, (III) imposes any additional material restrictions on or additional conditions on the payment of the Merger Consideration, (IV) imposes any additional material restrictions or obligations on the Reporting Persons or (V) could materially affect or delay the consummation of the Merger, (d) a Change of Company Recommendation (as defined in the Merger Agreement) and (e) with respect to any Reporting Person, the termination of the Voting Agreement by written agreement of each of Parent, the Issuer and the Reporting Person.

7

CUSIP No. 05367P100

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 43,907,924 Shares outstanding as of May 2, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023.

A.	Impactive GP and Impactive Capital
(a)	As of the close of business on August 10, 2023, each of Impactive GP and Impactive Capital may be deemed to beneficially own 7,168,370 Shares.

Percentage: Approximately 16.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,168,370
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,168,370
(c)	Impactive GP and Impactive Capital have not entered into any transactions in the Shares during the past sixty days.
B.	Impactive Capital GP
(a)	As the general partner of Impactive Capital, Impactive Capital GP may be deemed to beneficially own the 7,168,370 Shares beneficially owned by Impactive Capital.

Percentage: Approximately 16.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,168,370
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,168,370
(c)	Impactive Capital GP has not entered into any transactions in the Shares during the past sixty days.
C.	Ms. Taylor Wolfe
(a)	Ms. Taylor Wolfe, as a Managing Member of each of Impactive GP and Impactive Capital GP, may be deemed to beneficially own the 7,168,370 Shares beneficially owned by Impactive GP and Impactive Capital GP.

Percentage: Approximately 16.3%

8

CUSIP No. 05367P100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,168,370
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,168,370
(c)	Ms. Taylor Wolfe has not entered into any transactions in the Shares during the past sixty days.
D.	Mr. Asmar
(a)	Mr. Asmar, as a Managing Member of each of Impactive GP and Impactive Capital GP, may be deemed to beneficially own the 7,168,370 Shares beneficially owned by Impactive GP and Impactive Capital GP.

Percentage: Approximately 16.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,168,370
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,168,370
(c)	Mr. Asmar has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The disclosure in Item 3 of this Amendment No. 7 is incorporated herein by reference with respect to Mr. Asmar’s equity awards. On May 25, 2023, Mr. Asmar was granted 6,203 RSUs in connection with his service on the Board which have not yet vested and are excluded from the Shares reported herein. Notwithstanding the foregoing, the Merger Agreement provides that such RSUs shall become fully vested, cancelled and exchanged for a payment in cash equal to the product of the number of RSUs multiplied by the Merger Consideration.

On August 9, 2023, the Reporting Persons entered into the Voting Agreement with the Issuer as defined and described in Item 4.

9

CUSIP No. 05367P100

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	The Voting Agreement by and among Impactive Capital LP, Impactive Capital LLC, Impactive Capital GP LLC, Lauren Taylor Wolfe, Christian Asmar and the Issuer, dated August 9, 2023 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 10, 2023).

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CUSIP No. 05367P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2023

Impactive Capital GP LLC

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital LP

By:	Impactive Capital LLC
its general partner

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital LLC

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

/s/ Lauren Taylor Wolfe
Lauren Taylor Wolfe

/s/ Christian Asmar
Christian Asmar

11